United States securities and exchange commission logo





                               July 26, 2021

       Yizhe Wang, Ph.D.
       Chief Executive Officer
       LianBio
       103 Carnegie Center Drive, Suite 215
       Princeton, NJ 08540

                                                        Re: LianBio
                                                            Draft Registration
Statement on Form S-3
                                                            Submitted June 28,
2021
                                                            CIK No. 0001831283

       Dear Dr. Wang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Submitted June 28, 2021

       Prospectus Summary
       Overview, page 1

   1. Please provide a organizational chart of your operations reflecting your corporate history and structure in the
summary prospectus. In this chart, please illustrate the relationships of the various entities
discussed throughout the filing, indicating those entities you own and those with which you
may have a contractual relationship. This chart also should
                                                        illustrate the states
or countries of incorporation of the various legal entities and various affiliations that
exist.
 Yizhe Wang, Ph.D.
FirstName
LianBio LastNameYizhe Wang, Ph.D.
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Our Pipeline, page 2

2. Please revise your pipeline table and other graphics throughout your filing to ensure that the text in all graphics, including footnotes, is legible.
3. The pipeline table should reflect the actual, and not the anticipated, status of your material product candidates and their various indications as of the latest practicable date. In that regard, please revise the table to reflect the following: (1) The table indicates that Phase 3 trials of mavacamtem for the treatment of oHCM have been completed, but your disclosure on page 126 indicates that you are planning additional Phase 3 and PK trials;
         (2) The table indicates that Phase 3 trials of TP-03 for DB are completed, but disclosure on page 127 indicates that your partner, Tarsus, is currently conducting Phase 3 trials;
         (3) The table indicates that Phase 1 trials of TP-03 for MGD are ongoing, but disclosure on page 128 indicates that Tarsus has announced but not yet initiated such trials; (4) The table indicates that Phase 1 trials of NBTXR3 for solid tumor IC combinations are complete, but disclosure on page 133 indicates that your partner, Nanobiotix, is currently conducting a Phase 1 trial; (5) The table indicates that Phase 1 trials of BBP-398 for
         MAPK-driven solid tumors are ongoing, but disclosure on page 138 indicates that Phase 1 dosing trials have not yet been initiated; (6) The table indicates that Phase 1 trials of NX-
         13 for CD are ongoing, but your disclosure does not appear to address whether any clinical trials to date have tested NX-13 for this indication.
4. Please explain why it is appropriate to include infigratinib for Second-line
         Cholangiocarcinoma with FGFR2 Fusions in the pipeline table. We note your filing contains no narrative discussion regarding the infigratinib program contemplating this indication. As such, it appears that it is not currently sufficiently material to your operations to warrant inclusion in the table.
5. For any product candidate that has received regulatory approval, please include a clarifying footnote disclosing (1) the nature of the approval and the jurisdiction in which it was obtained; (2) whether such approval comes from a regulator outside of your licensed or target jurisdiction where you intend to market the product; and (3) obtaining and maintaining regulatory approval in one jurisdiction does not mean that you will be successful in obtaining or maintaining regulatory approval of the product candidate in other jurisdictions that are material to the success of the company. Please also include a footnote or other prominent disclosure proximate to the pipeline table indicating, as we note you have on page 18, that each of your current product candidates will require regulatory approval in multiple jurisdictions. We note certain disclosure in your risk factors regarding the foregoing points, and you may choose to provide a cross-reference to these or other disclosures.
Our Strengths, page 4

6. We note that you identify certain entities as comprising "a leading syndicate of investors based in the United States and China" in your company on page 5 and on page 117.
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         However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 218-219. If material, please expand your disclosure to describe the nature of each such entity's investment in your company and explain to us why including this information is appropriate. In your response, please also explain your plans to update investors about any changes these entities make with respect to their investments in your company.
7. We note your disclosure on page 4 and on page 115 that "[your] pipeline currently consists of nine compelling product candidates across cardiovascular, oncology, ophthalmology, inflammatory disease and respiratory indications, a majority of which are late-state and have been clinically validated in controlled clinical trials." This statement seems to conflict with the next sentence, and other disclosure throughout the prospectus, which indicates that the late-stage development pipeline is led by only three candidates.
         Please reconcile these statements. Additionally, please revise the summary prospectus and business section to describe what you mean by "clinically validated" and the basis for that claim. Please revise the summary prospectus to indicate the jurisdiction(s) in which any of your product candidates are approved and whether you expect you will need additional approvals in the jurisdictions where you are licensed to develop and commercialize the candidate.
Our Vision and Strategy, page 5

8.       We note statements such as the following throughout your prospectus:
(1) Disclosure at
         page 5 regarding the company's pursuit of a strategy to ""rapidly advance [its] late-stage product candidates"; (2) Disclosure at page 5 and page 118 regarding strategies you believe will enable the company to leverage data generated in partners' global registrational trials and clinical development programs"[i]n order to accelerate development in China . . ." and "with the goal of accelerating regulatory approval . . .";
         and (3) Disclosure at page 118 that you expect to use data generated in a partner's global
         Phase 3 trial to "accelerate potential regulatory approval in Greater China and other Asian markets." Please revise these and any similar disclosures throughout the prospectus to remove any implication that you will be successful in obtaining necessary regulatory approvals or commercializing your product candidates in a rapid or accelerated manner as such statements are speculative, particularly in light of your disclosure at page 33 indicating that use of foreign clinical data to secure regulatory approval of an application in China is subject to review by NMPA authorities, who may conclude that foreign data is insufficient to approve your product candidates.
Risk Factors Summary, page 6

9.       We note the bullet in your risk factors summary on page 7 that pertains to your
         relationship with Perceptive Advisors. Please revise the disclosure to better highlight the risks related to the concentration of ownership of your common shares, as discussed in your risk factor on page 52. Please also include here, and in your risk factor on page 83, a discussion of the number of your executive officers and directors who are affiliated with
 Yizhe Wang, Ph.D.
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         Perceptive Advisors and discuss the nature of the conflicts of interest that may exist between you and minority holders of your ADSs, on the one hand, and Perceptive and its shareholders on the other.
Risk Factors, page 15

10. We note your risk factor beginning on page 36 that addresses current or pending Chinese data protection laws and regulations and the possible effects of non-compliance. In that regard, please disclose (1) whether the company anticipates that any new draft laws or regulations proposed since the filing of your DRS will apply to the company, such as draft rules published by the Cyberspace Administration of China in July 2021; and (2) whether
         the PRC    Measures for Managing Scientific Data    (2018) presents a
risk to your
         business. Please also clarify the risk factor to disclose whether the PRC could prevent you from seeking foreign approval and commercialization of your product candidates in the territories outside of China where you plan to develop and commercialize your in-licensed product candidates. As appropriate, please also highlight any new material risk information in this regard in the summary prospectus.
11. We note your inclusion of risk factors related to doing business in China, including one
         such risk factor at page 43 captioned as follows: "China   s economic,
political and social
         conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital." Please expand this risk factor to disclose, if true, that the PRC government also has significant authority to exert influence on the ability of a China-based company, such as your company, to conduct its business.
Use of Proceeds, page 94

12. We note your disclosure on page 94 that you intend to use the net proceeds of the offering to: (i) further the clinical development of your three leading late-stage candidates in various Phase 3 clinical trials; (ii) advance your additional pipeline candidates; (iii)
         support commercialization efforts; (iv) fund new business development and in-licensing opportunities; and (v) use the remainder for working capital and other general corporate purposes. We also note your statement on page 94 that you cannot currently predict the stage of development you expect to achieve for your product candidates with the net proceeds from the offering. While we understand the inherent uncertainty with respect to the development of product candidates, where you have identified specific purposes for which you intend to use the offering proceeds, investors are entitled to your best estimate as to how far such proceeds will allow you to advance towards the achievement of the specified purposes. As such, please revise your disclosure to provide an estimate as to (1)
         how far along you expect to be able to develop your three lead late-stage candidates and
         (2) which specific additional pipeline candidates will be advanced and how far into development you expect such programs to reach with the offering proceeds. You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding your
 Yizhe Wang, Ph.D.
LianBio
July 26, 2021
Page 5
         estimate and the reasons that the actual results could vary.
13. If you do not have a reasonable basis to believe that you will be able to fund any product candidates to the commercialization stage using the proceeds of this offering, please either remove the reference to "commercialization" or revise to include disclosure explaining
         more specifically how proceeds may be used to    support
commercialization efforts."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations
Research and development expenses , page 105

14. You indicate on page 109 that you track direct research and development expenses on a program-by-program basis. Please disclose a breakdown of this information, including any upfront payments, in your filing to provide additional context to your research and development activities. Provide a reconciliation to the amount included on the Statements of Operations.
Liquidity and Capital Resources, page 106

15. Please revise your liquidity disclosures to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions to the parent company. Please refer to Item
         303(a)(1) of Regulation S-K.
Emerging Growth Company and Smaller Reporting Company Status, page 112

16. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Business
Our Pipeline, page 122

17. We note your reference to BBP-398's "favorable safety/tolerability profile" on page 139 and to Omilancor's "well-tolerated safety profile to date" on page 142. As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to state or imply that your product candidates are safe or effective. Please revise these and other similar statements throughout your prospectus
FirstName LastNameYizhe Wang, Ph.D.
       that suggest the safety and efficacy of your candidates. Where you deem appropriate, you
Comapany
       may NameLianBio
             present objective data without including your conclusions related to safety or
July 26,efficacy.
         2021 Page 5
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License and Collaboration Agreements, page 152

18. With respect to the disclosure beginning on page 152 regarding the license agreements with your partners, please revise your discussion of the term and termination provisions.
         In that regard, we note that the license agreements will terminate upon the last-to-expire patent on a country-by-country basis. Please revise to clarify when such patents are expected to retire.
19. With respect to any supply agreements, please disclose the minimum purchase requirements if the agreement involves manufacturing.
20. We note your reference on page 154 to royalty rates of "up to the low teens." Please revise to narrow the royalty range disclosed for this agreement to no more than ten percentage points (for example, between twenty and thirty percent). Description of Share Capital, page 224

21. Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances including options and warrants.
Governing Law/Waiver of Jury Trial, page 246

22. We note your disclosure that parties to the Deposit Agreement irrevocably waive the right to a jury trial. Please include a risk factor to highlight the risks and impact associated with the jury trial waiver provision to those holding ADS or an interest therein, which may include increased costs to bring a claim, the possibility of less favorable outcomes, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision would apply if an ADS holder were to withdraw the ordinary shares.
23. We note on page 246 that your forum selection provision identifies state and federal courts in New York, New York as the exclusive forum for certain litigation by those holding ADS or an interest therein. Please provide clear and prominent risk factor disclosure of the impact and risks to ADS holders related to the provision. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.
         If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act,
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July 26, 2021
Page 7
         please also ensure that the exclusive forum provision in the governing documents and
         Deposit Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or
         Exchange Act.
Notes to Consolidated Financial Statements
Note 3. Material Agreements, page F-12

24. With respect to your license agreements, please address the following in the filing:
             Clarify the value attributed to the warrants granted under the QED License
             Agreement. Tell us how the value was determined and how the conversion feature into the company's stock was considered. Disclose the accounting treatment and tell us the basis thereof.
             Tell us how you determined the $33.8 million value attributed to the warrants issued for the License Agreement with MyoKardia. Clarify the accounting treatment for the warrants and accounting basis thereof. Also tell us if the warrants may be converted into the company's stock, and if so, provide disclosure in the filing.
             Clarify the accounting treatment for the $70.0 million of restricted, non-dilutive capital, including a $20.0 million upfront payment, to be paid by Pfizer to the company.
Note 9(C). Warrants, page F-19

25. Please tell us why the warrants issued in connection with license agreements appear to be classified as stock compensation instead of research and development expense.
Note 12. Subsequent Events
Tarsus License, page F-23

26.    With respect to the Tarsus License, please clarify the following:
           the number of shares underlying the warrants,
           the minority percentage of the fully diluted equity of Lian Ophthalmology, the value attributed to the warrants and how the value was determined,
           the accounting treatment for the warrants and basis thereof, if the warrants are convertible into the company's common stock and the conversion terms, if such is the case, and
           the amount of milestones related separately to each significant event such as
FirstName LastNameYizhe      Wang,
           development vs sales     Ph.D.
                                   milestones. In this regards, please
separately disclose the
Comapany amount
           NameLianBio
                    of milestone payments that may be made for each License discussed in Notes
           3 and
July 26, 2021    12.7
              Page
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       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Thomas Danielski